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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
JAN 23 2002
PROCESSING
SECTION
WASH, D.C.
316

SEC FILE NUMBER
8- 34061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREENMAN PARKER CONNALLY GREENMAN INC



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 SOUTH HULEN STREET, SUITE 201
(No. and Street)

FORT WORTH	TEXAS	76109-1500
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ARTHUR PARKER
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE WALTON GROUP LLC
(Name — *if individual, state last, first, middle name*)

6100 SOUTHWEST BLVD, SUITE 300	FORT WORTH	TX	76109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES ARTHUR PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENMAN PARKER CONNALLY GREENMAN INCORPORATED, as of SEPTEMBER 30, ~~19~~x 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



VICKI KAYE REYES
Notary Public, State of Texas

[Signature]
Signature

SECRETARY/TREASURER
Title

[Signature]
Notary Public
VICKI KAYE REYES

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENMAN PARKER CONNALLY GREENMAN, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended September 30, 2001 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Greenman Parker Connally Greenman, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Greenman Parker Connally Greenman, Inc. (Company) as of September 30, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 25, 2001

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain other Brokers or Dealers
September 30, 2001

Assets	
Current assets:	
Cash	$ 84,278
Clearing deposit	25,000
Accounts receivable from clearing account	1,759
Prepaid insurance	1,712
Total current assets	112,749
Property, furniture and equipment, net of accumulated depreciation (Note 2)	19,254
Investments (Note 5)	7,200
Total assets	$ 139,203
Liabilities	
Current Liabilities:	
Accrued expenses	$ 42,005
Deferred income tax liability (Note 10)	2,900
Total liabilities	44,905
Commitments and contingencies (Note 8)	-
Stockholders' equity:	
Common stock (Notes 6 and 7)	6,000
Additional paid-in capital (Notes 6 and 7)	6,000
Retained earnings	82,298
Total stockholders' equity	94,298
Total liabilities and stockholders' equity	$ 139,203

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Income
For the Year Ended September 30, 2001

Revenue	
Commissions	$ 1,168,541
Interest income	36,598
Investment advisory fees	60,006
Total revenue	1,265,145
Expenses	
Salaries and other employment costs for voting stockholder officers	828,858
Other employee compensation and benefits	119,120
Clearing and exchange fees	96,005
Communications and data processing	49,244
Interest	383
Occupancy	42,374
Other expenses (Notes 2 and 8)	124,522
Total expenses	1,260,506
Income before income taxes	4,639
Federal income tax expense (Note 10)	733
Net income	$ 3,906

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
October 1, 2000	30,000	$ 6,000	$ 6,000	$ 78,392	$ 90,392
Net income	-	-	-	3,906	3,906
September 30, 2001	30,000	$ 6,000	$ 6,000	$ 82,298	$ 94,298

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Cash Flows
For the Year Ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,906
Adjustments to reconcile net income to net cash used by operating activities:	
Deferred tax benefit	(700)
Depreciation	6,043
Loss on disposal of asset	815
Changes in assets and liabilities:	
Decrease in accounts receivable from clearing account	7,248
Increase in prepaid expenses	(1,712)
Decrease in Federal income tax payable	(757)
Decrease in accrued expenses	(20,810)
Net cash used by operating activities	(5,967)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property, furniture and equipment	(2,067)
Purchase of investments	(3,900)
Net cash used in investing activities	(5,967)
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net decrease in cash	(11,934)
Cash at beginning of year	96,212
Cash at end of year	$ 84,278

Supplemental Disclosure

Cash paid during the year for interest	$ 383
Cash paid during the year for income taxes	$ 2,190

The accompanying notes form an integral part of the financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Notes to Financial Statements
For the Year Ended September 30, 2001

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on May 6, 1985 and is registered as a dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

(d) Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 3 to 5 years.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(f) Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company maintains its cash balances at quality financial institutions, however, at times, cash balances may exceed FDIC limits. Accounts receivable consist of amounts due from brokerage accounts for commissions earned.

(Continued)

GREENMAN PARKER CONNALLY GREENMAN, INC.
Notes to Financial Statements
For the Year Ended September 30, 2001

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Commissions

The Company records commissions for both standard agency securities transactions and principal securities transactions. Standard agency commissions include all commissions made through a clearing organization with set commission rates. Principal commissions include purchases of specific fixed price securities which are marked up for commissions and sold to clients.

(2) Property, Furniture and Equipment

Property, furniture and equipment is composed of the following at September 30, 2001:

Office furnishings and equipment	$ 110,967
Less: accumulated depreciation	(91,713)
	$ 19,254

Depreciation is provided on the straight-line method over the estimated useful lives of assets, typically three to five years. Depreciation expense for the year ended September 30, 2001 was $6,043 and was included as a component of other expenses in the accompanying financial statements.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors as of September 30, 2001.

(Continued)

(5) Investments

Investments held by the Company as of September 30, 2001 include 300 warrants to purchase shares of NASDAQ Stock Market, Inc. and 300 shares of common stock of NASDAQ Stock Market, Inc. The warrants and shares are recorded at cost (which approximates market value) of $11 per share and $13 per share, respectively. Each warrant may be exercisable from June 28, 2002 through June 27, 2006 at varying exercise prices ranging from $13 per share to $16 per share. NASDAQ warrants and stock are currently privately held investments.

(6) Common Stock

The Company has authorized 100,000 shares of no par value common stock, of which 30,000 shares are issued and outstanding.

(7) Stock Purchase Agreements

The officers of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholder's estate is obligated to sell to the Company all shares of common stock of the Company owned by the stockholder at his death. The purchase price required to be paid for the related stock as of September 30, 2001 was $6.67 per share.

Under the terms of a buy-sell stockholder agreement, the Company has the right of first refusal of any proposed sale of stock by any existing stockholder.

(8) Commitments

The Company leases office space under a non-cancelable operating lease. Future minimum rental payments under the agreements are as follows:

2002	$ 39,480
2003	39,480
2004	39,480
	$ 118,440

Related rent expense, included as a component of other expenses in the accompanying financial statements, was $40,497 for the year ended September 30, 2001.

(Continued)

GREENMAN PARKER CONNALLY GREENMAN, INC.
Notes to Financial Statements
For the Year Ended September 30, 2001

(9) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(I) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

(10) Income Taxes

The provision for income taxes in the accompanying financial statement is as follows:

Current expense	$ 1,433
Deferred benefit	(700)
Net income tax expense	$ 733

The actual Federal income tax provision differs from that amount computed by applying the Federal corporate income tax rate 15% to income before Federal income taxes as follows:

Computed "expected" tax expense	$ 696
Various differences	37
Net income tax expense	$ 733

The deferred tax liability recorded on the balance sheet as of September 30, 2001 is as follows:

Property, furniture and equipment	$ 2,900

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2001

GREENMAN PARKER CONNALLY GREENMAN, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended September 30, 2001

Computation of Net Capital

Total stockholders' equity	$ 94,298
Add allowable credits:	
Deferred income tax liability	2,900
	97,198
Non-allowable assets:	
Investments	7,200
Prepaid insurance	1,712
Property, furniture and equipment, net	19,254
	28,166
Net allowable capital	$ 69,032

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 2,802
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 19,032

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 42,005
Percentage of aggregate indebtedness to allowable net capital	61%

(Continued)

GREENMAN PARKER CONNALLY GREENMAN, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended September 30, 2001

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims October 1, 2000	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2001	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
SEPTEMBER 30, 2001

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Greenman Parker Connally Greenman, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Greenman Parker Connally Greenman, Inc. (the Company), for the year ended September 30, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives. We have reported a reportable condition in internal control under standards established by American Institute of Certified Public Accountants in a separate letter to management dated October 25, 2001.

This report is intended solely for the information and use of management and the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.



October 25, 2001

(Concluded)